UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSURER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-13966

GRAND PEAK CAPITAL CORP.
(Exact name of registrant as specified in its charter)

Suite 900, 555 Burrard Street,
Vancouver, British Columbia,
Canada V7X 1M8
(604) 443-5059
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, without par value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h–6(a)	☒	Rule 12h–6(a)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

Part I

Item 1.  Exchange Act Reporting History

A.
Grand Peak Capital Corp. (the "Company"), a Corporation existing under the laws of the Yukon Territory, Canada, first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") prior to November 1985, which to the best knowledge of the Company's board of directors is the earliest date the Company filed a report under the Exchange Act.

B.
The Company has filed or submitted all reports required under the Exchange Act Section 13(a) or Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form 15F, and during that period, the Company has filed at least one annual report under Section 13(a).

Item 2.  Recent United States Market Activity

To the best of the knowledge of the board of directors of the Company, the Company has never sold its securities in the United States in an offering registered under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

A.
The Company maintains a listing of its common shares without par value (the "Common Shares")  under the trading symbol "GPK.U"  on the TSX Venture Exchange (the "TSX-V"), the primary trading market (as defined in Rule 12h-6(f) of the Exchange Act) for the Common Shares in Canada (the "Primary Jurisdiction").

B.
The date of initial listing on the TSX-V was November 27, 2000. The Common Shares have been listed on the TSX-V since such date. Accordingly, the Company has maintained a listing of the Common Shares for a period longer than the 12 months preceding the date of the filing of this Form 15F.

C.
To the best knowledge of the Company, for the period commencing on and including March 1, 2008 and ending on and including February 28, 2009, the percentage of worldwide trading that occurred in the Primary Jurisdiction was 93.25%, and as such the primary trading market is larger than the trading market for the Common Shares in the United States during the same period.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of March 4, 2009, there were 231 record holders of the Common Shares resident in the United States. The Company relied on Computershare Ltd. to determine the number of holders of its equity securities.

Item 6: Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.
As required by Exchange Act Rule 12h-6(h), attached to this Form 15F as an exhibit is a news release disseminated by the Company on March 27, 2009 (the "News Release"), disclosing the Company's intent to terminate its duty to file reports under Section13(a) or Section 15(d) of the Exchange Act.

B.	The News Release was disseminated in the United States via Stockwatch and Marketwire.

Item 8.  Prior Form 15 Filers

Not applicable.

Part II

Item 9.  Rule 12g3-2(b) Exemption

The Company is a reporting issuer in the Provinces of British Columbia, Alberta and Manitoba. Pursuant to applicable Canadian securities laws and policies, including National Instrument 51-102 - "Continuous Disclosure Obligations" of the Canadian Securities Administrators, the Company is required to make public and file on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, the following documents, among others: all interim and annual financial statements, together with accompanying management's discussion and analysis; notice of any change to its corporate structure; documents regarding any reverse takeover; a notice of any change to its auditors; all news releases that disclose material information; all material change reports; business acquisition reports for significant acquisitions; management information circulars and proxy-related material; certain material contracts; and any other information the Company sends to its security holders. All information required to be published pursuant to Exchange Act Rule 12g3-2(b)(1)(iii) will be available at www.sedar.com.

Part III

Item 10.  Exhibits

99.1           News Release dated March 27, 2009.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Grand Peak Capital Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Grand Peak Capital Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

GRAND PEAK CAPITAL CORP.

By:	/s/ Navchand Jagpal
Navchand Jagpal
President, Chief Executive Officer and Director

Dated: March 27, 2009